Form 51-102F3
Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

          If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b) Use of “Company”

          Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc.
87 Maple Avenue, 1st Floor
Red Bank, New Jersey
07701

Item 2	Date of Material Change

June 2, 2015

Item 3	News Release

A news release was disseminated on June 2, 2015 through the facilities of Stockwatch.

Item 4	Summary of Material Change

Natcore has become a fully reporting company with the Securities and Exchange Commission (“SEC”) after filing an SEC Form F-1 Registration Statement, effective as of March 26, 2015.

Item 5	Full Description of Material Change

As a fully reporting company with SEC, Natcore has additional benefits for shareholders. The company’s filings will now be accessible through the SEC’s main website (via the EDGAR system), allowing investors, the general public, and financial analysts to extensively review the company’s operations and financial performance. Natcore believes that the added transparency will act as a catalyst for more interest in the company by the investing public.

In addition, Natcore has undertaken steps to have its shares listed on the OTCQB. The OTCQB Marketplace helps investors easily identify OTC-traded companies that report to the Securities and Exchange Commission; an additional means of enhancing the company’s visibility as a fully reporting issuer.

Finally, Natcore’s status as a fully reporting issuer with the SEC will make it easier for US investors to sell shares they acquired in previous private placements conducted by the company (subject to Natcore maintaining its fully-reporting status for 12 months and the expiration of holding periods applicable to such shares.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732) 576-8800.

Item 9	Date of Report

June 2, 2015